March 26, 2012

Suzanne Hayes,

Assistant Director,

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	HDFC Bank Limited

Form 20-F for the Fiscal Year Ended March 31, 2011

Filed September 30, 2011

File No. 001-15216

Dear Ms. Hayes:

We have reviewed your comments contained in your letter dated February 27, 2012 relating to the annual report on Form 20-F (the “2011 20-F”) of HDFC Bank Limited (the “Bank” or “We”) and have enclosed our responses to these comments. For your convenience, we have included your comments in this response letter followed by our response. Where indicated, we will revise our future Form 20-Fs, so long as it remains accurate and appropriate to do so.

In connection with responding to the Staff’s comments, the Bank hereby acknowledges that

•	The Bank is responsible for the adequacy and accuracy of the disclosures in its filings;

•

The Staff’s comments or changes to disclosure in response to the Staff’s comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Bank’s filings; and

•	the Bank may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us or our attorney, Christine Raglan, Cravath, Swaine & Moore LLP (212-474-1678 (ph); 212-474-3700 (fax); craglan@cravath.com) with any questions you may have about our responses.

Sincerely,

/s/ Sashi Jagdishan

Sashi Jagdishan

Group Head Finance

Form 20-F for Fiscal Year Ended March 31, 2011

Business

Overview, page 3

1. We note your discussion regarding net non-performing customer assets and that this information is determined in accordance with Indian GAAP. Your response to our previous comment two in our letter dated June 24, 2011 indicated that the provision for loan losses is determined independently for financial statement and regulatory purposes. Therefore, in future filings, please revise your discussion throughout this section, in the Competitive Strengths disclosures on pages four and five and the Risk Factors disclosures on page 25, as appropriate, to present your financial information on the same basis as your financial statements.

Response to Comment 1

The Bank advises the Staff that we will revise our discussion regarding net non-performing customer assets throughout this section, in paragraph 3 page 3, in the Competitive strengths disclosure on pages four and five and the Risk Factors disclosure on page 25 in our future 20-Fs as shown in the marked version below, so as to present the financial information on the same basis as our financial statements, for so long as it remains accurate and appropriate to do so.

Revised Disclosure

Overview –page 3, para 3

Notwithstanding our pace of growth, we have maintained a strong balance sheet and a low cost of funds. As of March 31, 2011, net non-performing customer assets (which consist of loans and credit substitutes) constituted ~~0.2%~~ 0.3% of net customer assets ~~as per Indian Generally Accepted Accounting Principles, or Indian GAAP~~. In addition, our net customer assets represented ~~76.7%~~78.6% of our customer deposits and customer deposits represented ~~75.2%~~ 71.3% of our total liabilities and shareholders’ equity. The average non-interest bearing current accounts and low-interest bearing savings accounts represented ~~52.7%~~49.5 % of total deposits for fiscal 2011. These low-cost deposits and the cash float associated with our transactional services, led to an average cost of funds including equity ~~(calculated under Indian GAAP)~~ for fiscal 2011 of ~~3.8%~~ 3.6%.

Our Competitive Strengths-page 4 and 5

Maintain strong asset quality through disciplined credit risk management

We have maintained high quality loan and investment portfolios through careful targeting of our customer base, and by putting in place what we believe are comprehensive risk assessment processes and diligent risk monitoring and remediation procedures. Our ratio of gross non-performing assets to customer assets was ~~1.0%~~ 1.2% as of March 31, 2011 and our net non-performing assets amounted to ~~0.2%~~ 0.3% of net customer assets ~~as per Indian GAAP~~. Additionally, we have restructured the payment terms of certain loans. As of March 31, 2011, these represented ~~0.2%~~ 0.1% of our gross customer assets. We believe we can maintain strong asset quality appropriate to the loan portfolio composition, while achieving growth.

Risk Factors- page 25

If the level of non-performing loans in our portfolio increases, we will be required to increase our provisions, which would negatively impact our income.

Our gross non-performing loans and impaired credit substitutes ~~as per Indian GAAP~~ represented ~~1.0%~~ 1.2% of our gross customer assets as of March 31, 2011. Our non-performing loans and impaired credit substitutes net of specific loan loss provisions represented ~~0.2%~~0.3% of our net customer assets portfolio as of March 31, 2011. Additionally, we have restructured the payment terms of certain loans. As on March 31, 2011 these represented ~~0.2%~~ 0.1% of our gross customer assets. Our management of credit risk involves having appropriate credit policies, underwriting standards, approval processes, loan portfolio monitoring, remedial management and overall architecture for managing credit risk. In the case of our secured loan portfolio, the frequency of the valuation of collateral may vary based on the nature of the loan and the type of collateral. A decline in the value of collateral or an inappropriate collateral valuation increases the risk in the secured loan portfolio because of inadequate coverage of collateral. We had taken some collateral for approximately 75% of our loan book as of March 31, 2011. Our risk mitigation and risk monitoring techniques may not be accurate or appropriately implemented and we may not be able to anticipate future economic and financial events, leading to an increase in our non-performing loans. “See note 11—Loans, in our consolidated financial statements”. ……….

We have high concentrations of exposures to certain customers and sectors and if any of these exposures were to become non-performing, the quality of our portfolio could be adversely affected and our ability to meet capital requirements could be jeopardized.

We calculate customer and industry exposure (i.e. the loss we will incur due to the downfall of a customer or an industry) in accordance with the policies established by ~~Indian GAAP and the~~ RBI and which is computed based on our Indian GAAP financial statements. In the case of customer exposures, we aggregate the higher of the outstanding balances of, or limits on, funded and non-funded exposures. Funded exposures include loans and investments (excluding investments in government securities, units of mutual funds, deposit certificates issued by banks and equity shares). As of March 31, 2011, our largest single customer exposure was Rs. 65.0 billion, representing 22.5% of our capital funds valuation, and our ten largest customer exposures totaled Rs. 326.5 billion, representing 112.8% of our capital funds valuation, in each case ~~as per~~ computed in accordance with RBI guidelines ~~based on Indian GAAP figures~~. None of our ten largest customer exposures were classified as non-performing as on March 31, 2011. However, if any of our ten largest customer exposures were to become non-performing, our net income would decline and, due to the magnitude of the exposures, our ability to meet capital requirements could be jeopardized. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a detailed discussion on customer exposures. We monitor concentration of exposures to individual industries as a proportion of funded exposures. As of March 31, 2011, our largest industry concentrations, in each case based on RBI guidelines, were as follows: banks and financial institutions 7.5%, wholesale and retail trade 6.1%, road transportation 5.2%. In addition, as of that date 42.3% of the concentration of our exposures was retail (except where otherwise included in the above classification). Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected.

As of that date, our total non-performing loans and ~~investments~~ credit substitutes ~~based on Indian GAAP figures~~ in accordance with US GAAP were concentrated in the following industries: wholesale and retail trade ~~15.4%~~ 12.7%, NBFC/Financial intermediaries 10.4%, textiles and garments ~~9.3%~~ 6.8%, land transport ~~5.3%~~ 4.3%, ~~mining and extraction 3.7% and automobile and auto ancillary 1.7%~~, and Food and Beverages 4.3%. ~~Because approximately one-half of our loss exposure is retail, a downturn in the retail sector in India would likely have a proportionate impact on our earnings. Industry-specific difficulties in these or other sectors may increase our level of non-performing customer assets. If we experience a downturn in an industry in which we have concentrated exposure, our net income will likely decline significantly and our financial condition may be materially adversely affected.~~

Business

Retail Loans and Other Asset Products, page 6

2. In future filings, please quantify the amount of unsecured loans outstanding.

Response to Comment 2

In response to the Staff’s comment, we will quantify the amount of unsecured loans outstanding under ‘Retail loans and other asset products’ on page 6 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Retail Loans and Other Asset Products

We offer a wide range of retail loans, including loans for the purchase of automobiles, personal loans, retail business banking loans, loans for the purchase of commercial vehicles and construction equipment finance, two-wheeler loans, credit cards and loans against securities. Our retail loans were 59.4% of our gross loans of which 19.5% were unsecured as of March 31, 2011. Apart from our branches, we use our ATM screens and the internet to promote our loan products and we employ additional sales methods depending on the type of products. We perform our own credit analyses of the borrowers and the value of the collateral. See “—Risk Management—Credit Risk—Retail Credit Risk”. We also buy mortgage and other asset-backed securities and invest in retail loan portfolios through assignments. In addition to taking collateral in many cases, we generally obtain post-dated checks covering all payments at the time a retail loan is made. It is a criminal offense in India to issue a bad check. We also sometimes obtain instructions to debit the customer’s account directly for the making of payments. However, unsecured personal loans are still a greater credit risk for us than our secured loan portfolio because they are not supported by any collateral. We may be unable to collect in part or at all on an unsecured personal loan in the event of non-payment by the borrower. Accordingly, personal loans are granted at a higher loan yield since they carry a higher credit risk as compared to secured loans. Also see “Risk Factors— Our unsecured loan portfolio is not supported by any collateral that could help ensure repayment of the loan, and in the event of non-payment by a borrower of one of these loans, we may be unable to collect the unpaid balance”.

Business

Customers and Marketing, page 10

3. We note your disclosure that as of March 31, 2011, around 13% of your retail deposit customers contributed approximately 68% of your retail deposits. We also note your disclosure on page 10 of your Form 20-F for the fiscal year ended March 31, 2010 that approximately 10% of your retail deposit customers contributed approximately 35% of your retail deposits. In future filings, please revise your discussion within Liquidity and Capital Resources to explain the reasons for these trends. Discuss whether you acquired one or a few large depositors during 2011 and if so, discuss the potential impact on your liquidity if one of these depositors withdrew their funds.

Response to Comment 3

The Bank advises the Staff that there has been no significant movement in the percentage of retail deposit customers vis-a-vis their contribution as a percentage of our retail deposits. On March 31, 2011 13% of our retail deposit customers contributed about 68% of our retail deposits as against in March 31, 2010 wherein 10% of our retail deposit customers who contributed 65% of our retail deposits. In the March 2010 20-F page 10, the Bank inadvertently (because of typographical error) disclosed the figure as 35% instead of 65%.

The Bank advises the Staff that in future filings we will explain within Liquidity and Capital Resources our discussion in the matter if we observe any significant shift in trends.

Risk Factors, page 24

4. In future filings, please include a separate risk factor that describes the Reserve Bank of India’s directed lending requirements and specifically discusses risks associated with required priority sector lending and its direct and indirect effects on your business. To the extent that these sectors have experienced higher levels of non-performing assets, restructurings and/or defaults, please discuss your experiences with these issues in these sectors and quantify your disclosure. Please note, your discussion should also discuss the consequences if your loans to these sectors do not meet the directed lending requirements.

Response to Comment 4

In response to the Staff’s comment, we will include a separate risk factor that describes Reserve Bank of India’s (RBI) directed lending requirements. We will also discuss the risk associated with required priority sector lending and its impact on our business. We will include these in our future 20-Fs as shown in the marked version below so long as it remains accurate and appropriate to do so.

Revised Disclosure

We are required to undertake directed lending under Reserve Bank of India (RBI) guidelines. Consequently, we may experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs. Further, in the case of any shortfall in complying with these requirements, the Bank may be required to invest in deposits of Indian development banks as directed by the RBI. These deposits yield low returns, thereby impacting our profitability

The RBI prescribes guidelines on priority sector lending in India. Under these guidelines banks in India are required to lend 40.0% of their adjusted net bank credit (“ANBC”) as defined by the RBI and computed in accordance with Indian GAAP figures to certain eligible sectors categorized as priority sectors. The priority sector requirements must be met as of the last reporting Friday of the fiscal year with reference to the ANBC of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of ANBC, including direct agricultural advances of at least 13.5% made directly to individual or groups of individual farmers and indirect agricultural advances made for agricultural purposes such as loans to food and agri- processing industrial units, financing farmers indirectly through the co-operative system of not more than 4.5%. Advances to sections termed “weaker” by the RBI are required to be 10.0% of ANBC. The balance of the priority sector lending requirement can be met by lending directly or indirectly to a range of sectors, including small businesses and residential mortgages satisfying certain criteria.

In the case of non-achievement of priority sector lending targets, the Bank is required to invest in deposits of Indian development banks, such as the National Bank of Agriculture and Rural Development and the Small Industries Development Bank of India, as may be directed by the RBI. The amount to be deposited, interest rates on such deposits and periods of deposits, and other terms, are determined by the RBI from time to time. The interest rates on such deposits may be lower than the interest rates which the Bank would have obtained by investing these funds at its discretion. Additionally, as per RBI guidelines, non-achievement of priority sector targets and sub-targets will be taken into account by RBI when granting regulatory clearances/approvals for various purposes.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector, small enterprises and weaker sections, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets on the directed lending sector to gross loans were 0.3% each in fiscal 2011 and fiscal 2010, respectively.

Future changes by the RBI in the directed lending norms may result in our inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

Directed Lending, page 62

5. Please disclose whether you met your directed lending requirement as of the last fiscal year. If you did not, please quantify the portion of any shortfall and the interest rates that you are receiving from the Indian development banks.

Response to Comment 5

The Bank advises the Staff that as of March 25, 2011, the last reporting Friday for fiscal 2011, while the Bank had met its overall priority sector lending targets of 40.0%, direct agricultural loans were 10.3% of adjusted net bank credit (ANBC) against the requirement of 13.5%, with a shortfall of Rs. 39.8 billion, and advances to sections termed as “weaker” by the RBI were 2.3% against the requirement of 10.0% of ANBC, with a shortfall of Rs. 95.6 billion. As discussed in response to comment 4 above, the Bank may be required by the RBI to deposit with Indian Development Banks certain amounts as directed by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2011, our total investments as directed by RBI in such deposits were Rs. 92.6 billion yielding returns ranging from 3.0% to 6.0%.

In our future filings we will revise our disclosure on ‘Directed lending’ on page 62 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Directed Lending

The RBI has established guidelines requiring Indian banks to lend 40% of their adjusted net bank credit (ANBC) as computed in accordance with RBI guidelines, to certain sectors called “priority sectors.” Priority sectors include small-scale industries, agricultural and agriculture-based sectors, food, housing, small business enterprises and certain other priority sectors deemed “weaker” by the RBI. See “Supervision and Regulation.”

We are required to comply with the priority sector lending requirements as of the last reporting Friday of each fiscal year, a date specified by the RBI for reporting. The Bank met its overall priority sector lending targets of 40%. However, agricultural loans made directly to individual or groups of individual farmers were 10.3% of ANBC, against the requirement of 13.5%, with a shortfall of Rs. 39.8 billion, and advances to sections termed “weaker” by the RBI were 2.3% against the requirement of 10.0%, with a shortfall of Rs. 95.6 billion. The Bank may be required by the RBI to deposit with the Indian Development Banks certain amounts as specified by the RBI in the coming year due to the shortfall in certain sub-categories of priority sector lending targets. As of March 31, 2011, our total investments as directed by RBI in such deposits were Rs. 92.6 billion yielding returns ranging from 3.0% to 6.0%.~~Apart from our loans to the sectors outlined above, we may invest in bonds of specified institutions and mortgage-backed securitized paper to meet our mandated lending requirements. Any shortfall in the amount required to be lent to the priority sectors may be required to be deposited with Indian development banks like the National Bank for Agriculture and Rural Development and the Small Industries Development Bank of India. These deposits have a maturity of up to twelve years and carry interest rates lower than market rates. With a view to rationalizing the banks’ investments under priority sector lending and encouraging banks to increasingly lend directly to the farmers or other priority sector borrowers, the RBI has stipulated that subsequent to fiscal 2007, fresh investments by banks in specified institutions shall not be eligible for classification under priority sector lending. The RBI has issued revised guidelines to be followed by banks with effect from April 1, 2007. See “Supervision and Regulation” for further details.~~

Non-Performing Loans, page 63

6. Please disclose the amount and/or percentage of non-performing loans that are unsecured.

Response to Comment 6

The Bank advises the Staff that about 16.0% of non-performing loans as of March 31, 2011 are unsecured. In our future filings we will quantify the percentage of non-performing loans that are unsecured on page 63 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Non-Performing Loans

The following discussion of non-performing loans is based on U.S. GAAP. For classification of non-performing loans under Indian regulatory requirements, see “Supervision and Regulation.”

As of March 31, 2011, our gross non-performing loans as a percentage of gross loan assets was 1.3% and our gross non-performing loans net of specific valuation allowances as a percentage of net loan assets was 0.3%. As of March 31, 2011, 16.0% of non-performing loans were unsecured and unsecured non-performing loans were 0.9% of the unsecured loans. We have made total valuation allowances for 125.3% of gross non-performing loans. These allowances are based on the expected realization of cash flows from these assets and from the underlying collateral. All of our non-performing loans are rupee-denominated. Non-performing loans to the directed lending sector were 0.3% of gross loans.

The following table sets forth, for the periods indicated, information about our gross non-performing loan portfolio:

	As of March 31,
	2007		2008		2009		2010		2011
	(in millions, except percentages)

Non-performing loans:
Retail loans	Rs.	4,785.7	Rs.	7,446.1	Rs.	14,957.7	Rs.	13,038.0	Rs.	11,159.5
Wholesale loans		1,469.9		1,383.2		4,599.8		6,224.9		9,502.9

Gross non-performing loans	Rs.	6,255.6	Rs.	8,829.3	Rs.	19,557.5	Rs.	19,262.9	Rs.	20,662.4

Specific valuation allowances	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8
Unallocated valuation allowances		3,790.3		6,894.4		11,330.3		9,940.3		9,804.5
Non-performing loans net of specific valuation allowance		2,031.4		2,987.7		6,336.9		5,442.6		4,572.6
Gross loan assets		544,745.4		728,081.3		1,011,045.9		1,320,941.0		1,648,750.3
Net loan assets	Rs.	536,730.9	Rs.	715,345.3	Rs.	986,495.0	Rs.	1,297,180.4	Rs.	1,622,856.0
Gross non-performing loans as a percentage of gross loans		1.1%		1.2%		1.9%		1.5%		1.3%
Gross unsecured non-performing loans as a percentage of gross non-performing loans		48.1%		41.5%		32.0%		25.5%		16.0%
Unsecured non-performing loans as a percentage of gross unsecured loans		2.2%		1.8%		2.7%		1.4%		0.9%
Non-performing loans net of specific valuation allowance as a percentage of net loan assets		0.4%		0.4%		0.6%		0.4%		0.3%
Specific valuation allowance as a percentage of gross non-performing loans		67.5%		66.2%		67.6%		71.7%		77.9%
Total valuation allowance as a percentage of gross non-performing loans		128.1%		144.2%		125.5%		123.3%		125.3%

Top Ten Non-Performing Loans, page 67

7. Please refer to our previous comment one in our letter dated June 24, 2011. We note your response and your revised disclosures. From the tabular disclosure on page 67, it appears that many of these loans are not currently servicing all payments and that the principal balance net of the allowance for loan losses exceeds the value of collateral held against these loans. Please revise your future filings to disclose the following:

•	Please clarify whether you consider these loans to be collateral dependent. If not, please clarify why not in light of the fact that the borrowers are currently not servicing all payments.

•

Please clarify why your measure of impairment does not appear to cover the outstanding principle balance less collateral held for loans that are not currently servicing all payments. For example, clarify if you have hedged your credit risk through purchased credit derivatives or other means, such as guarantors.

Response to Comment 7

The Bank advises the Staff that the information set forth in the table for the top ten non-performing loans does not indicate the percentage value of collateral against the principal amount outstanding net of allowance for credit losses. The Bank advises the Staff that the range (in percentages) and the weighted average share of collateral indicates the Bank’s share in the total collateral. For example, in respect of borrower 10 the total value of collateral is Rs. 9.1 billion. Our share in the collateral is Rs. 661.5 million i.e. 7.3% of the total collateral of Rs. 9.1 billion which is higher than the principal outstanding net of allowances for credit losses. We advise the Staff that only in respect of borrower 5 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2011 the fair value of the collateral and our share thereof exceeded the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2011 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collaterals and our share thereof, the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.

In our future filings we will modify our disclosure on the top ten non-performing borrowers on page 67 as shown in the marked version below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Top Ten Non-Performing Loans

As of March 31, 2011, we had 110 wholesale non-performing loans outstanding. Our top ten non-performing loans represented 30.7% of our gross non-performing loans and 0.4% of our gross loan portfolio.

The following table sets forth information regarding our ten largest non-performing loans. The table also sets forth the range of our share in the collateral for different types of facilities along with our weighted average share of collateral ~~value~~ in the total collateral. This table does not indicate the percentage value of collateral against the principal amount outstanding net of allowance for credit losses. We periodically obtain details of collateral from borrowers and external valuation reports and carry out certain procedures for updating and assessing fair values of collateral, however these procedures may not be conclusive to determine the precise net realizable values of any such collateral, which may be substantially less. Only in respect of borrower 5 is the loan collateral dependent (i.e. the borrower has no means of repaying the impaired loan other than the collateral) and as of March 31, 2011 the fair value of the collateral and our share thereof exceeds the loan amount outstanding net of allowance for credit losses. Interest payments not being serviced as of fiscal 2011 for all other loans is because of specific factors which have temporarily resulted in inadequate cash flows. The fair value of the collaterals and our share thereof, the present value of expected future cash flows from these loans are adequate to cover the principal outstanding net of allowances for credit losses.…..

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 77

8. On page 69, your tabular disclosure indicates that you recovered approximately Rs. 11.3 billion during 2011, which is significantly more than amounts previously recovered in the years prior to 2011. You disclose on page 77 that the primary drivers for lower delinquencies and credit losses in 2011 were a favorable economic environment and increased penetration of your existing customer base. You further disclose that you experienced lower delinquencies, and an improvement in asset quality. Please revise your future filings to expand your disclosure to specifically address the impact that such a large recovery had on your provision for loan losses, and clarify whether this amount was driven by a few large credits or was portfolio wide. In this regard, it appears that your provision would have been much higher absent this recovery in spite of the disclosed improvement in overall economic conditions and credit quality.

Response to Comment 8

The Bank advises the Staff that until the fiscal year ended March 31, 2010, the Bank had presented the additions to the allowance for credit losses relating to retail loans net of allowances no longer required on account of recoveries. Thus, Rs. 72.1 million, Rs. 98.2 million, Rs. 245.7 million and Rs 1,391.5 million for the fiscal years ended March 31, 2007, March 31, 2008, March 31, 2009 and March 31, 2010 respectively disclosed in the table on page 69 relate to allowances no longer required on account of recoveries of wholesale loans only. During the year ended March 31, 2011, the Bank presented the additions to the allowance for credit losses relating to retail loans gross of allowances no longer required on account of recoveries as the required information was available due to the implementation of ASU 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses” in the year ended March 31, 2011. The Bank did not revise the comparative information in respect of fiscals years ended March 31, 2010, March 31,2009, March 31, 2008 and March 31,2007 to disclose additions to allowances for credit losses gross of allowances no longer required on account of recoveries because the required information could not be retrieved from the accounting records.

If the movement in allowance for credit losses for retail loans were to be presented for the fiscal year ended March 31, 2011, in conformity with the presentation adopted in prior years, the amount of allowances no longer required on account of recoveries would have been Rs.487.9 million in respect of wholesale loans only as compared to Rs 11,282.3 million currently disclosed, and the addition to allowances for retail loans would have been Rs.10,480.4 million (net of allowances no longer required on account of recovery) as compared to Rs 21,275.3 million currently disclosed. On an aggregate basis considering the wholesale and retail loans together, the net addition to allowances (net of allowances no longer required on account of recoveries) for the fiscal years ended March 31, 2010 and March 31, 2011, was Rs.18,193.9 million and Rs.13,979.5 million, respectively. Therefore, we disclosed on page 77 of Form 20-F that the primary drivers for lower delinquencies and credit losses in 2011 were a favorable economic environment and increased penetration of our existing customer base.

In our future filings we will revise our disclosure table on movement in our allowances for credit losses on page 69 as shown in the marked version below to clarify the change in presentation as detailed above, so long as it remains accurate and appropriate to do so.

Revised Disclosure

Allowance for Credit Losses on Loans

The following table sets forth, for the periods indicated, movements in our allowance for credit losses:

	For the years ended March 31,
	2007		2008		2009		2010		2011
	(in millions)

Specific allowance for credit losses at the beginning of the period	Rs.	3,204.6	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3
Additions to allowance for credit losses for the period including on acquisition of CBoP:
Retail		6,969.0		10,317.8		21,063.6		18,147.6		21,275.3
Wholesale		11.8		44.0		5,812.9		2,827.8		4,122.8
Less allowances no longer required on account of recoveries		(72.1)		(98.2)		(245.7)		(1,391.5)		(11,282.8)
Allowance no longer required on account of write-offs		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)
Specific allowance for credit losses at the end of period	Rs.	4,224.2	Rs.	5,841.6	Rs.	13,220.6	Rs.	13,820.3	Rs.	16,089.8

Unallocated allowance for credit losses at the beginning of the period	Rs.	2,448.7	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3
Additions during the period		1,341.6		3,104.1		4,435.9		(1,390.0)		(135.8)
Unallocated allowance for credit losses at the end of the period	Rs.	3,790.3	Rs.	6,894.4	Rs.	11,330.3	Rs.	9,940.3	Rs.	9,804.5

Total allowance for credit losses at the beginning of the period	Rs.	5,653.3	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6
Allowance no longer required on account of write-offs		(5,889.1)		(8,646.2)		(19,251.8)		(18,984.2)		(11,845.8)
Net addition to total allowance for the period charged to expense		8,250.3		13,367.7		31,066.7		18,193.9		13,979.5

Total allowance for credit losses at the end of the period	Rs.	8,014.5	Rs.	12,736.0	Rs.	24,550.9	Rs.	23,760.6	Rs.	25,894.3

Allowances no longer required on account of recoveries and net addition to total allowance for the period charged to expense for fiscal 2011 does not include the recoveries against write off cases amounting to Rs.4,357.6 million.

Until the year ended March 31, 2010, the Bank presented the additions to the allowance for credit losses relating to retail loans net of allowances no longer required on account of recoveries. During the year ended March 31, 2011, the Bank presented the additions to the allowance for credit losses relating to retail loans gross of allowances no longer required on account of recoveries. If the movement in allowance for credit losses for retail loans were to be presented for the fiscal year ended March 31, 2011, in conformity with the presentation adopted in prior years, the amount of allowances no longer required on account of recoveries would have been Rs.487.9 million in respect of wholesale loans as compared to Rs 11,282.3 million currently disclosed and the addition to allowances for retail loans would have been Rs.10,480.4 million (net of allowances no longer required on account of recovery) as compared to Rs. 21,275.3 million currently disclosed.

Non-Interest Revenue, page 78

9. Given the material increase in your income from foreign exchange transactions, please revise your disclosure to provide additional detail regarding the reasons for this increase. Please also separately provide additional detail for the cause of the material decrease in derivative gains/(loss). To the extent that changes in credit spreads are driving part or all of the increases, please explain and separately quantify the reasons for those changes between periods.

Response to Comment 9

The Bank submits to the Staff that the income from foreign exchange transactions increased by Rs.7,191.8 million to Rs.12,283.4 million in fiscal 2011. The increase in the income in fiscal 2011 was mainly on account of increase in trade volumes with non-bank customers which increased from USD 109.6 billion in fiscal 2010 to USD 139.1 billion in fiscal 2011 and volatility during fiscal 2011 in the exchange rate between US dollar and Indian Rupee.

In fiscal 2011, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs.4,385.6 million which includes loss on interest rate derivatives and forward exchange contracts of Rs.1,811.0 million and Rs.1,650.7 million respectively. The loss was driven primarily by increase in interest rates and movement in exchange rates.

In fiscal 2010, the derivative transactions resulted in a gain of Rs.1,358.4 million (unadjusted for credit spread) which includes gain on forward exchange contracts of Rs.8,849.4 million and loss on option contracts of Rs.7,867.9 million. The gains on forward exchange contracts were primarily due to cancellations of forward exchange contracts by non-bank customers on account of adverse changes in exchange rates compared to fiscal 2009. The loss on option contracts includes mark to market losses of Rs.8,372.9 million.

Loss from derivative transactions (net of gain of Rs.511.8 million on account of reduction in credit spread) was Rs.3,873.8 million in fiscal 2011 compared to a gain of Rs.2,911.0 million (including gain of Rs.1,552.6 million on account of reduction in credit spread) in fiscal 2010. In fiscal 2009, several customers of the Bank having foreign currency or derivative exposures suffered losses, which resulted from an overall decline in the economic environment stemming from the global financial crisis, for which the Bank had recorded fair value adjustments on account of credit risk. In fiscals 2010 and 2011 due to continuing improvement in the overall credit environment and based on our risk assessment, there was a gain on account of credit spreads. In our future filings we will revise our disclosure on page 78 paragraph number 3 below the ‘non-interest revenue’ table to provide additional details regarding the reasons for increase in income from foreign exchange transactions and cause of the material decrease in derivative gain/loss, as shown in the marked version below, for so long as it remains accurate and appropriate to do so.

Revised Disclosure

Income from foreign exchange and derivative transactions were driven primarily by spreads on customer transactions based on trade flows and hedging needs of our customers. These revenues were distributed across our corporate and retail customer segments for plain vanilla foreign exchange products and across our corporate customer segment for derivative products.

Income from foreign exchange transactions increased by Rs.7,191.8 million to Rs.12,283.4 million in fiscal 2011. The increase in the income in fiscal 2011 was mainly on account of increase in trade volumes with non-bank customers which increased from USD 109.6 billion in fiscal 2010 to USD 139.1 billion in fiscal 2011 and volatility during fiscal 2011 in the exchange rate between US dollar and Indian Rupee.

In fiscal 2011, derivative transactions (unadjusted for credit spread) resulted in a loss of Rs.4,385.6 million which includes loss on interest rate derivatives and forward exchange contracts of Rs.1,811.0 million and Rs.1,650.7 million respectively. The loss was driven primarily by increase in interest rates and movement in exchange rates.

In fiscal 2010, the derivative transactions resulted in a gain of Rs.1,358.4 million (unadjusted for credit spread) which includes gain on forward exchange contracts of Rs.8,849.4 million and loss on option contracts of Rs.7,867.9 million. The gains on forward exchange contracts were primarily due to cancellations of forward exchange contracts by non-bank customers on account of adverse changes in exchange rates compared to fiscal 2009. The loss on option contracts includes mark to market losses of Rs.8,372.9 million.

Loss from derivative transactions (net of gain of Rs.511.8 million on account of reduction in credit spread) was Rs.3,873.8 million in fiscal 2011 compared to a gain of Rs.2,911.0 million (including gain of Rs.1,552.6 million on account of reduction in credit spread) in fiscal 2010. In fiscal 2009, several customers of the Bank having foreign currency or derivative exposures suffered losses, which resulted from an overall decline in the economic environment stemming from the global financial crisis, for which the Bank had recorded fair value adjustments on account of credit risk. In fiscals 2010 and 2011, due to continuing improvement in the overall credit environment and based on our risk assessment, there was a gain on account of credit spreads. ~~During fiscal 2010, the bank had lower fair value adjustments on certain foreign currency derivative exposures reflective of the lower credit spreads in 2010. The lower fair value adjustments increased the income levels in fiscal 2010~~.

Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(i) Allowance for Credit Losses, page F-11

10. Please revise your future filings to disclose the defined delinquency levels at which you charge off your retail loans. Refer to ASC 310-10-50-11B(b).

Response to Comment 10

The Bank advises the Staff that in accordance with the Bank’s policies, the loans are charged off against allowances at defined delinquency levels. In the case of the retail portfolio segment the Bank’s policy is to charge off loans against allowances when the account becomes 150 days to 1,083 days past due depending on the class of loans.

In our future filings we will revise our disclosure on page F-11 to include defined delinquency levels at which we charge off our retail loans as marked below, so long as it remains accurate and appropriate to do so.

Revised Disclosure

i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances ~~at defined delinquency levels~~ when the account becomes 150 to 1,083 days past due depending on the class of loans. ………….

11. Loans, page F-23

11. We note that disclose significantly fewer loan classes for the year ended March 31, 2011 than in your Form 20-F for the fiscal year ended March 31, 2010. We further note that your disclosure of how you assess your loan portfolio for credit risk does not appear to have changed during the current period. Please tell us how you considered the guidance in paragraphs 16 though 18 of ASC 310-10-55 when determining the appropriate level of disaggregation and disclose whether you have changed your policies for assessing credit risk to a more aggregated level. If so, please revise to discuss the reasons for the change in policy from the prior period.

Response to Comment 11

We advise the Staff that we have not changed our policies for assessing credit risk to a more aggregated level and the basis of our credit risk assessment in fiscal 2011 was consistent with that in fiscal 2010.

The Bank advises the Staff that the Bank disclosed classes of financing receivables based on the type of loans in its Form 20-F for the fiscal year ended March 31, 2010.

Upon adoption of ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, the Bank, in its Form 20-F for the fiscal year ended March 31, 2011, disclosed the classes of financing receivables of retail loans and wholesale loans by applying the disaggregation guidance set forth in paragraphs 16 through 18 of ASC 310-10-55.

The Bank submits to the Staff the basis of disaggregation of various classes of financing receivables within the portfolio segment as detailed below by considering the factors set forth in the guidance in paragraphs 16 through 18 of ASC 310-10-55:

i)	Personal loans and credit cards are aggregated as they have similar categorizations of borrowers; both are unsecured with similar credit risk characteristics and the same geographical distribution

ii)	The wholesale loans portfolio consists of working capital demand loans and terms loans. Working capital demand loans and term loans are aggregated as they have similar categorization of borrowers (corporate) and are generally secured; have the same geographical distribution and similar collection experience.

iii)	“Other retail loans” consists of loans against securities, commercial vehicle and construction equipment finance, two wheeler loans, housing loans and other retail loans, such as temporary overdrafts and education loans.

Housing loans and commercial vehicle and construction equipment finance are aggregated as they have similar collection experience (non performing housing loans constitute 0.05% of total retail loans and non-performing commercial vehicle and construction equipment finance constitutes 0.07% of total retail loans); both are secured and have same geographical distribution (domestic). These two classes of financing receivables constitute 73% of “other retail loans”.

Other classes of financing receivables in “other retail loans” constituting 27% of “other retail loans” are aggregated in “other retail loans” as they were not considered to be individually material and they range from 3.4% to 17.5% of other retail loans.

The Bank submits to the Staff that the classes of financing receivables will be reviewed regularly to ensure that an appropriate level of disaggregation of the class of financing receivables is disclosed so that users can better understand the risks inherent in the Bank’s loan portfolio.

12. Your disclosures on page 64 indicate that you utilize loan to value ratios as one credit quality indicator when determining the appropriate level of allowance for loan losses. Please revise your disclosure to provide the information required by ASC 310-10-50-29, or tell us how you concluded that disclosure was not necessary. As part of your response, please tell us how often you obtain updated or refreshed loan to value ratios. Please refer to ASC 310-10-55-19.

Response to Comment 12

We advise the Staff that the loan to value ratio is considered as a credit quality indicator for loan against securities. Loan against securities constitute 1% of the retail loans and 0.75% of the total loans respectively and is not considered material to provide disclosures as required by ASC 310-10-50-29.

These loan to value ratios are refreshed on a weekly basis unless there are events or changes in circumstances which require a refresh between two refresh dates.

The Bank further advises the Staff that we will continue to regularly review the value of loans against securities and will revise our future filings to include the disclosure required by ASC 310-10-50-29 when these loans are considered material.

13. On page F-26 you disclose that your cash recoveries do not include the recoveries against write off cases amounting to Rs. 4,357.6 million. Please clarify where these amounts are recorded and tell us how you concluded that your accounting treatment of these recoveries was appropriate. Please also revise your disclosures on page F-11 to clearly disclose your policy for accounting for recoveries.

Response to Comment 13

We advise the Staff that in the case of write-offs, we remove the loans and the related allowance for credit losses from the consolidated balance sheets. Therefore, loans are credited and the corresponding allowances for credit losses are debited to record a write off. We further advise the Staff that recoveries against write off cases amounting to Rs 4,357.6 million were adjusted in “provision for credit losses” in the consolidated statements of income. It is considered appropriate to adjust the recoveries against write off cases in “provision for credit losses” as the impairment charge against these loans was recorded in earlier years in “provision for credit losses”. The provision for credit losses in the consolidated statements of income is arrived at in the following manner:

(in millions)
Allowance for credit losses (page F-26)	Rs. 25,262.3
Less: Cash recoveries (page F-26)	11,282.8
Less: Recoveries against write off cases (footnote to note 11 in page F-26)	4,357.6
Provision for credit losses (consolidated statements of income)	Rs. 9,621.9

In response to the Staff’s comment we will revise our disclosure under Allowance for credit losses on page F-11 as shown in the marked version below in our future 20-Fs, so long as it remains accurate and appropriate to do so.

Revised disclosure

2 i. Allowance for credit losses

The Bank provides an allowance for credit losses based on management’s best estimate of losses inherent in the loan portfolio. The allowance for credit losses consists of allowances for retail loans and wholesale loans.

Retail

The Bank’s retail loan loss allowance consists of specific and unallocated allowances.

The Bank establishes a specific allowance on the retail loan portfolio based on factors such as the nature of the product, delinquency levels or the number of days the loan is past due, the nature of the security available and loan to value ratios. The loans are charged off against allowances ~~at defined delinquency levels~~ when the account becomes 150 to 1,083 days past due depending on the class of loans.

The Bank also records unallocated allowances for its retail loans by product type. The Bank’s retail loan portfolio is comprised of groups of large numbers of small value homogeneous loans. The Bank establishes an unallocated allowance for loans in each product group based on its estimate of the expected amount of losses inherent in such product. In making such estimates, among other factors considered, the Bank stratifies such loans based on the number of days past due and takes into account historical losses for such product, the nature of security available and loan to value ratios. Subsequent recoveries, if any against write off cases, are adjusted to provision for credit losses in the consolidated statements of income.

Wholesale

The allowance for wholesale loans consists of specific and unallocated components. The allowance for such credit losses is evaluated on a regular basis by management and is based upon management’s view of the probability of recovery of loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, factors affecting the industry which the loan exposure relates to and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are charged off against the allowance when management believes that the loan balance cannot be recovered. Subsequent recoveries, if any, ~~are adjusted to income~~ against write off cases, are adjusted to provision for credit losses in the consolidated statements of income……………

34. Business Combinations, page F-56

14. Please refer to our previous comment four in our letter dated June 24, 2011. We note your response, however, the reason for recording a separate branch network intangible remains unclear. Please clarify how this intangible is separate and distinct from your core deposit or customer relationship intangibles. As part of your response, please clarify the methods and cash flows considered in valuing each of these assets separately.

Response to Comment 14

Further to our response to comment 4 in our letter dated August 10, 2011, the Bank advises the Staff that the branch network intangible is separate and distinct from customer list and core deposit intangibles as explained below:

Branch network intangibles refers to the various outlets such as branches and ATMs of CBoP in place i.e. existing and in operation as on the acquisition date as opposed to a scenario where a similar branch network would have had to be built up by the Bank over a period of time. In India opening a branch requires license/prior permission from RBI. RBI’s policy to grant permission depends on various parameters both qualitative and quantitative. As of the date of acquisition, the RBI licensing policy for opening of branches was tightly regulated.

A customer list represents a list of known, identifiable customers that contains information about those customers, such as name and contact information. The customer lists enables us to sell products and services such as credit and debit cards, custody and depository services, services related to payment and collection of taxes and gold and silver bars which were not provided by CBoP.

Core deposit intangibles refers to the deposit base of CBoP as on the acquisition date, which typically provides value as a source of below market rate funds, as opposed to a scenario where the Bank would have had to borrow money from the market at higher commercial borrowing rates.

Methods and cash flows considered in valuing branch network, customer list and core deposits

The fair value of the branch network intangible asset was determined, with assistance from an external fair value specialist, considering the Income Approach (Incremental Income Method).

•

The Bank determined the incremental income earned by having such a branch network of CBoP in place as on the acquisition date, as opposed to a scenario where a similar branch network had to be developed by us over a period of time.

•

The incremental income was arrived at by considering what could be the probable maintainable income that a market participant could earn because of the benefit of having these branches/ relationships in place.

•	The income and costs were projected for future periods and the net income was discounted to its present value.

•	A period of projection of 6 years was based on the time it would take the Bank to develop a branch network of a similar scale to what we acquired through CBoP.

•	The discount rate considered for the present value computations was determined using the Capital Asset Pricing Model.

The fair value of the customer list was determined, with assistance from an external fair value specialist by considering the cost which the Bank had to incur to get access to these customers multiplied by the number of customers (cost approach).

The fair value of the core deposit intangible asset was determined, with assistance from an external fair value specialist, by the income approach (cost savings method). The Bank determined the cost savings as the difference between the cost of funds on deposit (interest cost and net maintenance costs) and the cost of an equal amount of funds from an alternative source having a similar term as the deposit base.